

December 23, 2005

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building
No. 10 Jiu-shen Road
Zho Yan Chu
Beijing, The People's Republic of China

> **Re: American Dairy, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2005**
> **File No. 333-128075**

Dear Mr. You-Bin:

On December 13, 2005, your attorney, Stephen A. Zrenda, Jr., provided us with a letter dated September 29, 2005. That letter is from the accounting firm Murell, Hall, McIntosh & Co., PLLP, whose audit opinion dated January 23, 2005 is included in the above Form S-1. The letter is signed by Charles Gray, Audit Partner of Murrell, Hall, McIntosh and is addressed to H. Roger Schwall. The letter indicates that it is a response to our September 19, 2005 comment letter to the registrant.

In that letter, Mr. Gray indicated that Murrell, Hall, McIntosh: "… used the work of our affiliated firm Henny Wee & Co. to perform the field work on the Chinese operations". Mr. Gray also stated: "We have obtained representation from Henny Wee & Company that they are independent, as determined by the PCAOB rules on independence, with respect to American Dairy, Inc." Please ask Mr. Gray to tell us whether Murrell, Hall McIntosh obtained confirmation from Henny Wee & Company that they are independent in accordance with SEC independence rules.

We note the disclosure in Exhibit 14 to the registrant's December 31, 2004 Form 10-KSB that the "general auditor" of American Dairy, Inc. is:

Henny Wee
Belmont Capital Group Limited
Suite A-C, 20/F Neich Tower
128 Gloucester Road
Wanchai Hong Kong,
The People's Republic of China

Please explain to us the consideration that was given to the fact that Belmont Capital Group Limited is listed as a selling shareholder on page 20 of your Form S-1 in arriving at the conclusion that the Henny Wee firm is independent. Refer to Rule 2-01(c)(1) of Regulation S-X.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact the undersigned at (202) 551-3763 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Barry Stem
Senior Assistant Chief Accountant
Office of Natural Resources and Food

cc: Barry Stem
     Tangela Richter
     via facsimile
     Stephen A. Zrenda, Jr., P.C.
     (405) 474-8831